# CROSSHAIR

FOCUSED ON
TOMORROW'S
CLEAN ENERGY

CXX: TSX
CXZ: AMEX

2008 ANNUAL REPORT

Contents

CEO’s Message	03

Timeline of Significant Events	05

Property Summary	07

Management Discussion and Analysis	12

Financial Statements	22

Corporate Information	42

Focused on Tomorrow's Clean Energy

The rapid growth of civilization has created a huge demand for more electricity. Global warming now dictates that base load electricity be created as cleanly as possible and uranium has established itself as an efficient, safe and viable alternative to fossil fuels.

Crosshair is focused on playing a key role in fuelling this nuclear renaissance, and doing its part in making the planet a cleaner and greener place to live.

CORPORATE OVERVIEW

Crosshair is a leading junior exploration company focused on exploring and developing uranium in the Central Mineral Belt (CMB) of Labrador. An intensive drill program is currently underway with the objective of rapidly expanding a NI 43-101 uranium resource.

Crosshair is also demonstrating the multi-deposit potential of the Project by successfully developing and drilling several new uranium targets on the 720 km2 Project.

As exploration advances within the Crosshair Project, along with various other exploration plays in the area, the CMB is fast emerging as the next big uranium district in Canada. Crosshair also continues to advance its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, which will be spun out to shareholders in 2008.

KEY ACHIEVEMENTS (2007/2008)

> Graduated from TSX Venture to TSX
> Drilled over 31,000 m
> Substantially upgraded resource, which remains open
> Raised in excess of $15 million through bought deal prospectus offering
> New key Directors and President/COO

2007/2008 EXPLORATION HIGHLIGHTS

Central Mineral Belt (Uranium)
Over 31,000 m of drilling

C ZONE – ARMSTRONG CORRIDOR
Crosshair continues to advance its 4.5 km long uranium mineralized corridor, with C Zone to the north, Area 1 in the middle and Armstrong to the south. All three areas display similar mineralization and alteration styles and remain open. The corridor was first identified following airborne magnetic and radiometric geophysical surveys and has since been supported by drilling.

C Zone
  Contains a NI 43-101 indicated resource of 3.19 million pounds of uranium (3.75 million tonnes at 0.04% U3O8) and an additional inferred resource of 4.59 million pounds of uranium (6.32 million tonnes at 0.03% U3O8) (based on drilling prior to May 2007)
  Drilling significantly expanded and upgraded uranium zones - updated resource calculation in progress
Area 1
  Defined over a minimum strike length of 600 m and remains open
Armstrong
  Strike length has now been extended to 300 m and remains open

NEW TARGETS

Several new targets have been identified in the southern portion of the Property. These areas will be followed up with drilling this year.

Golden Promise (Gold)
Drilling extended the strike length at the Jaclyn Zone to 800 m and the zone remains open along strike and to depth.

01| 02

CEO’S MESSAGE

Dear Fellow Shareholders: The fundamentals of the uranium market have not changed. Demand is expected to outpace supply in the foreseeable future, meaning there is real need for new uranium mining projects. The coming year is expected to be busy and exciting for Crosshair Exploration & Mining Corp. with many important events on the horizon.

Crosshair’s management team was restructured this year preparing us to move towards production. In February 2008, our new President & COO, Mr. Paul Hosford joined us. Paul has more than 24 years of engineering experience in mine design, operation and project management. In May 2008, we welcomed a new Director, Mr. Derrick (Rick) Gill, who was integral to the team that negotiated the Voisey’s Bay Development Agreement with the Government of Newfoundland and Labrador. Rick was also chief negotiator for the Impacts and Benefits Agreements with the Nunatsiavut Government and the Innu Nation. We also welcomed Chris Collingwood to the Board of Directors in October 2007. Chris is an accomplished and seasoned businessman with global business interests and experience.

Like our competitors, we met with real market driven challenges this year as the spot price for uranium dropped alongside the general stock market indices. In spite of these challenges, we continued to deliver on our goals of continued growth and achievement. Crosshair raised more than CAD $15 million in capital through a bought deal prospectus offering this past March and graduated to the Toronto Stock Exchange shortly thereafter. Exceeding the prior resource estimates, we released an updated NI 43-101 resource calculation (July 2007). In addition, we completed more than 31,000 metres of drilling on the Central Mineral Belt (CMB) Property, including 17,000 metres at the C Zone. Our team is focused on performing, persevering and achieving concrete goals through what we believe are transient market difficulties in the uranium sector. Once the uranium market begins to turn around, we believe Crosshair will participate in the recovery.

The Deutsche Bank AG has suggested that uranium demand will rise as fast as oil this year. A nuclear renaissance is upon us and Crosshair is well positioned to take advantage of it. Not only is the price of coal and gas continuing to rise, but people throughout the world are becoming increasingly focused on climate change. People are becoming nuclear converts including Patrick Moore, one of the founders of Greenpeace. Nuclear energy has proven to be an environmentally friendly alternative that is superior to other sources of base load electricity production. A return to the uranium market is ensured by both India and China, who are about to undertake extensive nuclear construction programs. Keeping our eye on international and environmental demands, our CMB Property not only has a resource with expansion potential, but also has the potential to host multiple deposits. We are continuing to actively develop our CMB Property and all our projects through drilling and exploration.

The Nunatsiavut Government’s moratorium on uranium mining within their Labrador Inuit Lands (LIL) placed a strain on share price. While we are pleased that 91% of Crosshair’s CMB Property falls outside of LIL and is therefore not directly affected by the moratorium, we want to maintain a diplomatic leadership position nationally and globally as a culturally sensitive stakeholder. We continue to dedicate meaningful company resources towards this effort. We have every confidence that the moratorium will be lifted once the Nunatsiavut Government has had time to gather the expertise required to move ahead. Our new Director, Rick, will be a key advisor for us concerning all First Nations issues in the area.

NOTABLE ACHIEVEMENTS

  Graduated to the Toronto Stock Exchange
  Drilled more than 31,000 metres at the CMB
  Released NI 43-101 compliant resource on CMB Property
  Raised in excess of $15 million in bought deal prospectus offering
  New key Directors & President/COO

LOOKING AHEAD

Our gold and volcanic-hosted massive sulphide properties will form a new company, Gemini Metals Corp., by way of shareholder dividend, subject to shareholder and regulatory approval. We expect to present the matter to shareholders at the AGM in September.

We are set to acquire additional land in the CMB. We have entered into an agreement with Universal Uranium Ltd. to acquire their 60% interest in approximately 4,087 claims and existing NI 43-101 resource in the CMB. Closing is expected to be completed before July 31, 2008. Crosshair plans to release an updated NI 43-101 resource calculation on the C Zone, which is expected to upgrade large portions of the resource from inferred to indicated, as well as add pounds to the resource. Current and future ground exploration and drill programs at the CMB Property are planned to identify new targets and continue expanding the resource at the C Zone with a view to demonstrating the multi-deposit potential of our CMB Property.

I thank our shareholders for their continued support and well placed confidence in our company and projects. I also wish to extend my thanks to the outstanding effort and dedication of Crosshair’s team. Together we will achieve great things.

# Timeline of Significant Events >

## 2005

### Additional Claims Staked at CMB Project

***March 31, 2005***

Additional 2,000 mineral claims staked (contiguous with the original 67). 381 claims also staked on March 2, 2005.

### Private Placement

***November 3, 2005***

A brokered (with Pacific International) private placement closed with gross proceeds of $11,000,000.

### Over 25 New Uranium & IOCG Targets Identified by Airborne Survey

***November 23, 2005***

Airborne radiometric survey identified over 25 new uranium targets at the CMB Project. In addition to IOCG targets, two additional uranium mineralization types identified: unconformity related mineralization in the north and structurally controlled mineralization in the south.

## 2006

### Golden Promise Project in Newfoundland Optioned from Paragon

***May 2, 2006***

Golden Promise Project, which is directly on strike with Crosshair's South Golden Promise Project, optioned from Paragon Minerals.

### High-Grade Gold Mineralization Expanded at Golden Promise

***September 12, 2006***

Jaclyn Main Zone at Golden Promise successfully extended by 100 m to the east with a 15 hole, 2,450 m drill program. The Main Zone remains open along strike and at depth and all eight holes testing this zone intersected visible gold.

### Three New Uranium Drill Targets Identified at the CMB Project

***October 17, 2006***

Bedrock assay results from ongoing exploration work at the CMB Project define three new priority target areas for drilling in 2007. The assay values include up to 2.08% $U_3O_8$ in samples at Croteau Lake, 0.494% $U_3O_8$ at Armstrong and 1.37% $U_3O_8$ at Blue Star.

## 2007

### Successful Drill Results at Both Golden Promise and Victoria Lake

***January 22, 2007***

Phase 2 drill program (12 holes) at Golden Promise continues to expand high-grade mineralization both along strike and to depth. Phase 1 drilling (13 holes) at Victoria Lake very successful in outlining multiple horizons that may host a significant precious metal-rich massive sulphide deposit.

### C Zone Uranium Deposit Continues to Expand

***April 26, 2007***

Highly successful 2007 winter program resulted in over 9,400 m of drilling, in addition to ground and airborne geophysical surveys. Evidence from C Zone, Area 1 and Armstrong drilling suggests that the C Zone is part of a 4.5 km long uranium bearing trend and that the three areas are part of the same system.

### Crosshair Begins Trading on the American Stock Exchange

***May 7, 2007***

Crosshair achieves significant corporate milestone with the listing of its shares on AMEX.

### Crosshair Delivers Substantial Growth to Uranium Resource

***July 31, 2007***

The updated report estimates an indicated resource of 3.19 million lbs of $U_3O_8$ (3.75 million t at 0.04%) and an additional inferred resource of 4.59 million lbs of $U_3O_8$ (6.32 million t at 0.03%), which is a substantial increase over the previous resource. Drilling continues to expand the resource. C Zone remains open for expansion in all directions.

### Crosshair Intersects 0.10% $U_3O_8$ over 36.7m and 0.10% $U_3O_8$ over 45.7m at the C Zone

***September 13, 2007***

First six holes from summer drill program all intersected significant uranium mineralization highlighted by hole ML-87, which intersected 0.074% $U_3O_8$ over 71.3 m including 0.100% $U_3O_8$ over 45.7 m and hole ML-90, which intersected 0.058% $U_3O_8$ over 67.5 m including 0.101% $U_3O_8$ over 36.7 m. The C Zone remains open for expansion in all directions.

### Crosshair Hits Best Intersection to Date at the C Zone

***October 31, 2007***

Hole ML-122, an infill hole that will help to upgrade portions of the C Zone resource, intersected 0.202% $U_3O_8$ over 22.4 m as part of a wider zone grading 0.100% $U_3O_8$ over 46.3 m.

## 2008

### Crosshair Adds 400 m of Strike Length to the C Zone

***January 10, 2008***

With the completion of its 2007 drilling campaign, Crosshair has now added a total of 400 m of strike length (300 m to the southwest and 100 m to the northeast) to the uranium mineralization at the C Zone, which currently has a defined strike length of over 1.1 km and remains open in both directions, as well as down dip.

### Crosshair Expands High-Grade Gold Zone at Golden Promise

***January 17, 2008***

Completed Phase 3 drill program tested portions of the Jaclyn Main Zone, intersected visible gold and successfully extended the zone by an additional 50 m. The Jaclyn Main Zone now has a total defined strike length of 800 m and remains open along strike. The system has been tested to a vertical depth of 275 m, where it also remains open. Visible gold was noted in 18 of the 23 holes.

### Crosshair Appoints New President and COO

***February 19, 2008***

Crosshair welcomes Paul Hosford, formerly a senior engineer with Barrick Gold Corp., as President and Chief Operating Officer.

### Crosshair Closes C$15 Million Bought Deal Financing

***April 4, 2008***

A bought deal with Canaccord Capital Corporation closed, resulting in aggregate gross proceeds of C$15,005,000.

### Crosshair Commences Trading on the Toronto Stock Exchange

***May 12, 2008***

Crosshair's common shares and warrants begin trading on the Toronto Stock Exchange. Crosshair's common shares continue to trade under the symbol "CXX" and its warrants under the symbol "CXX.WT".

### Latest Drilling Continues to Extend Newly Discovered Zone at Armstrong

***May 13, 2008***

Crosshair intersected 0.20% $U_3O_8$ over 9.45 m at Armstrong and has anchored the southern end of the 4.5 km long uranium mineralized corridor, which includes the C Zone to the north and Area 1 in the centre. Uranium mineralization has now been intersected along a strike length of 300 m at Armstrong. All three areas remain open.

### Crosshair Enters Into Agreement to Acquire Universal Uranium's Property Interests in the CMB

***May 23, 2008***

Crosshair has entered into an agreement with Universal Uranium Ltd. to acquire all of Universal's interest in its project in the CMB, including the NI 43-101 resource at the Two Time Zone. The NI 43-101 estimates an indicated resource of 2.33 million lbs of $U_3O_8$ (1.82 million t grading 0.058%) and an additional inferred resource of 3.73 million lbs of $U_3O_8$ (3.16 million t grading 0.053%). Closing is expected to be completed prior to July 31, 2008.

### Crosshair Welcomes Derrick (Rick) Gill to the Board of Directors

***May 27, 2008***

Derrick Gill, former Executive Vice President and a Director of Voisey's Bay Nickel Company Inc., has been appointed a Director of Crosshair. He has both government relations and public affairs experience and helped to negotiate the Voisey's Bay Development Agreement with the Government of Newfoundland and Labrador and was chief negotiator for the Impacts and Benefits Agreements with the Nunatsiavut Government and Innu Nation.

### Crosshair Announces Plans for Gold/VHMS Spin-out

***June 5, 2008***

Crosshair plans to spin-out Gold/VHMS properties into new company, Gemini Metals Corp., which will have 100% ownership of the spin-out properties. Shareholders are expected to receive approximately 1 share of Gemini for every 5.5 shares of Crosshair held.

### LOOKING AHEAD:

- Update C Zone Resource
- Link C Zone, Area 1 and Armstrong
- Advance New Targets with Drilling Including Highly Prospective Madsen Lake
- Spin-Out Golden Promise, South Golden Promise and Victoria Lake

05 | 06

URANIUM PROJECTS >
LABRADOR

PROPERTY SUMMARY

The Central Mineral Belt is fast emerging as the next big uranium district in Canada. Crosshair is currently demonstrating the multi-deposit potential of the Project by continuing to develop and drill the more advanced targets, as well as several new uranium targets.

The 720 km2 Property is thought to host three distinct styles of uranium mineralization: Iron Oxide Copper Gold (IOCG – Olympic Dam), unconformity types of mineralization (Athabasca basin) and structurally-controlled, shear zone hosted mineralization (“Michelin-style”).

The Northstar Division heads up exploration on the northern portion of the Property, which includes the most advanced targets on the Property. The Lonestar Division is responsible for exploration on the 585 km2 southern portion of the Property, where "Michelin-style" mineralization predominates.

The Northstar Division encompasses 135 km2 in the northern area of the CMB Property, where mineralization styles include both unconformity type uranium mineralization and IOCG style mineralization. In addition to the more than 62,000 m of drilling, detailed ground exploration programs have been completed in the northern portion of the Property that have included prospecting, geological mapping, scintillometer surveys, trenching, and sampling in a number of areas identified from results of airborne geophysical surveys.

The C Zone, Area 1, and Armstrong are believed to comprise a 4.5 km long mineralized zone. Magnetic, radiometric, and gravimetric data collected through airborne geophysical surveys indicate a strong relationship between the three areas. Drilling and trenching at both Area 1 and Armstrong confirm that mineralization styles are similar to C Zone style mineralization, further supporting the model.

2007/2008 ACCOMPLISHMENTS

C Zone

The 2007 exploration program included drilling to upgrade a substantial portion of the existing C Zone resource from inferred into indicated, as well as adding pounds to the resource with stepped out drilling.

CROSSHAIR’S LAND POSITION

The Nunatsiavut Government passed legislation on April 8, 2008 that placed a three year moratorium on uranium mining on their self-governed Labrador Inuit Lands (LIL). More than 91% of Crosshair’s land falls outside of LIL. In fact, all of the Company's principal assets, including the 4.5 km long mineralized corridor that runs from C Zone to Armstrong, fall outside of LIL and are therefore not directly impacted by this legislation.

The Nunatsiavut Government has proposed the three year time frame to allow it time to develop and adopt an applicable mining policy and to arrange the expertise required to regulate mining on their heritage lands. The Nunatsiavut Government is committed to continuing to work with mining companies. "We are prepared to work with any company wanting to conduct exploration within our territory," said the Lands and Resources Minister William Barbour in the Nunatsiavut Government's News Release dated April 8, 2008. "We are a new government, established on December 1, 2005, and we do not yet have the necessary tools for evaluating the impacts of large-scale development projects on our lands, nor for protecting the environment in light of these projects,” continued Barbour. “During the next three years we will place focus on establishing a lands administration system, developing an Environmental Assessment Act and environmental protection legislation."

Although the moratorium does not apply to exploration activities, Crosshair's future efforts will be mainly directed at advancing the 91% of Crosshair's property that does not fall within LIL. Drilling and exploration activities currently proposed will continue as planned.

•

Contains a NI 43-101 indicated resource of 3.19 million pounds of uranium (3.75 million tonnes at 0.04% U3O8) and an additional inferred resource of 4.59 million pounds of uranium (6.32 million tonnes at 0.03% U3O8) (based on drilling prior to May 2007)

•	Drilled over 17,000 m in 98 holes since the previous resource calculation
•	Drilling intercepted the highest and thickest grades to date
	-	0.202% U3O8 over 22.4 m as part of a wider zone grading 0.100% U3O8 over 46.3 m in ML-122
	-	0.100% U3O8 over 45.7 m as part of a much wider interval that assayed 0.074% U3O8 over 71.3 m in ML-87
•	Added 400 m of strike length, resulting in a total strike length of 1,500 m
•	Remains open along strike and to depth

Area 1
•	Mineralization defined over a minimum strike length of 600 m and remains open along strike and to depth
•	Drilled 3,578 m in 27 holes
	-	0.21% U3O8 over 2.0 m and 0.20% U3O8 over 3.5 m both within a zone grading 0.10% U3O8 over 12.5 m in ML-A1-21
•	Similar geological setting and mineralization style to C Zone

Armstrong
•	Drilled 7,009 m in 31 holes
	-	0.20% U3O8 over 9.5 m, including 0.50% U3O8 over 3.7 m, and 1.10% U3O8 over 1.6 m in ML-AR-26
•	Eight separate one-metre channel samples returned an average grade of 0.14% U3O8
•	Believed to anchor 4.5 km long mineralized trend

GOALS FOR 2008/2009
•	Release updated NI 43-101 technical report
•	Drilling
	-	Link C Zone, Area 1, and Armstrong
	-	Test new targets
	-	Continue to add pounds of uranium to C Zone resource
	-	Test for IOCG style mineralization in priority gravity and IP targets
•	Advance new targets to the drill stage through ground geophysics, geological mapping, and geochemistry

07 | 08

The southern portion of the Property encompasses more than 585 km2 and is characterized by highly prospective felsic volcanic rocks, which typically have high background radioactivity in this area. Both the geological setting and mineralization style are similar to that at the Michelin deposit, located 65 km to the northeast. Through geophysical surveys and ground exploration programs many drill targets have been identified, several of which will be tested during the upcoming 2008 drill program.

2007/2008 ACCOMPLISHMENTS
In addition to limited drilling, detailed ground exploration programs were completed including alpha-track, till, and lake sediment geochemical surveys

GOALS FOR 2008/2009
•	Drill testing of targets prioritized on the basis of:
	-	Favourable geology, including crosscutting structures
	-	Uranium-in-lake-sediment anomalies associated with airborne uranium anomalies
	-	Results of detailed follow-up geological mapping and geochemistry
•	Discover and advance new targets through geological mapping and geochemistry

GOLD & VHMS PROJECTS >
NEWFOUNDLAND

PROPERTY SUMMARY

Through option agreements with Paragon Minerals, Crosshair has secured a position in an emerging gold belt in Canada with the high-grade gold projects Golden Promise and South Golden Promise. Crosshair also has a promising VHMS property in one of the most prospective massive sulphide districts with the Victoria Lake Project.

Crosshair plans to spin-out its gold and VHMS properties in 2008. The new company, Gemini Metals Corp., would have 100% ownership of the spin-out properties. Shareholders are expected to receive approximately 1 share of Gemini for every 5.5 shares of Crosshair held.

Golden Promise and South Golden Promise ♦

Golden Promise and South Golden Promise Projects are actively being explored for high-grade, turbidite-hosted gold deposits similar to the Bedigo-Ballarat gold district in Australia, which has produced more than 22 million ounces of gold.

All gold showings on both the Golden Promise and South Golden Promise Projects (37,050 hectares) lie along the same northeast-southwest trending corridor. Crosshair’s geologists believe that all the existing zones are part of a large system that extends for up to 40 km in length.

Victoria Lake ♦

The Victoria Lake Project (formerly known as Block 4 of South Golden Promise Property) is comprised of 305 claims (7,625 hectares). Crosshair is exploring the Project for precious metal-rich volcanic-hosted massive sulphide (VHMS) deposits that are known to occur in the vicinity. Known deposits in the area include the recent Messina Mineral Boomerang discovery (8.7% Zinc, 8.1% Lead, 1.0% Copper, 248 g/t Silver, 6.1 g/t Gold over 11.9 m of core), located adjacent to the Victoria Lake Project.

2007/2008 ACCOMPLISHMENTS

  Announced spin-out of Golden Promise, South Golden Promise and Victoria Lake VHMS Projects into a new company, Gemini Metals Corp.

Golden Promise

  Now has a total defined strike length of 800 m and remains open along strike and to depth
  Phase III drilling consisting of 3,926 m in 23 holes (19 holes on the Jaclyn Main Zone and 4 holes on the Jaclyn North Zone). Visible gold was noted in 18 of the 23 holes.
  Contains a NI 43-101 inferred resource of 89,500 ounces of gold (921,000 tonnes averaging 3.02 g Au/t) at a cutoff of 1 g/t Au

GOALS FOR 2008/2009

  Successful spin-out of Golden Promise, South Golden Promise, and Victoria Lake VHMS Projects into a new company, Gemini Metals Corp.
  Additional drilling and bulk sampling at Golden Promise to allow a revised NI 43-101 resource to be calculated
  Follow-up drilling at South Golden Promise to increase the strike length of the Snow White Vein Zone
  Additional drilling will be completed at Victoria Lake as a follow-up to 2006 drilling, which intercepted a strong VHMS style alteration zone in volcanic rocks, potentially indicative of a proximal massive sulphide system

09 | 10

Crosshair Exploration & Mining Corp.

2008 FINANCIAL REVIEW >

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

General

Management discussion & analysis (“MD&A”) is intended to supplement and complement the financial statements of Crosshair Exploration & Mining Corp. (the “Company” or “Crosshair”). The information provided herein should be read in conjunction with the Company’s audited financial statements and notes for the year ended April 30, 2008.

All dollar figures presented are expressed in Canadian dollars unless otherwise noted. Financial statements and summary information derived there from are prepared in accordance with Canadian generally accepted accounting principles.

Management is responsible for the preparation and integrity of the financial statements, including the maintenance of appropriate information systems, procedures and internal controls and to ensure that information used internally or disclosed externally, including the financial statements and MD&A, is complete and reliable. The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The board’s audit committee meets with management quarterly to review the financial statements including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar. com and to review general information including reports and maps on the Company's website at www.crosshairexploration.com.

Forward Looking Statements

Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mine development including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems and flooding; risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour or interruptions in production; the potential for unexpected costs and expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each MD&A.

Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of commodities; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Description of Business and Overview

The Company is a mineral exploration company engaged in acquiring, exploring and developing mineral properties and its focus is primarily uranium, base and precious metals. The Company does not have any producing mineral properties at this time. The Company’s business is presently focused on the exploration and evaluation of various mineral deposits in North America. The Company’s shares trade on the Toronto Stock Exchange and on the American Stock Exchange.

The Company is currently focusing on exploration activities in the province of Newfoundland and Labrador, Canada on the following properties:

> Central Mineral Belt (“CMB”) Uranium Project.
> Golden Promise Project, consisting of the Golden Promise, Southern Golden Promise and Victoria Lake Properties.

CROSSHAIR EXPLORATION & MINING CORP.   12

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Highlights

The Company’s efforts for the fourth quarter of fiscal 2008 and beyond focused on:

  completing a $15 million bought deal financing
  entering into an agreement to acquire Universal Uranium’s properties arranging for the spin-out of its gold/VHMS properties
  continuing an extensive and aggressive drilling program on its Central Mineral Belt (“CMB”) uranium properties

$15 Million Bought Deal Financing

In April, the Company closed an offering pursuant to which the underwriter purchased 8,000,000 non flow-through units and 3,575,000 flow-through common shares (“FT Shares”) at prices of $1.25 per unit and $1.40 per FT Share, respectively, generating aggregate gross proceeds of $15,005,000. Each unit consisted of one common share and one transferable common share purchase warrant that entitles the holder to purchase one common share at a price of $1.80 until October 4, 2009.

The underwriter received a cash fee equal to 6.0% of the gross proceeds, or $900,300, and warrants to purchase 694,500 units of the Company at a price of $1.25 per unit until October 4, 2009. Each of these units consists of one common share and one transferable common share purchase warrant that entitles the holder to acquire one additional common share of the Company at a price of $1.80 on or before October 4, 2009.

Acquisition of Universal Uranium’s Properties

In May 2008, the Company entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the CMB of Labrador, which totals approximately 4,737 claims. Universal acquired a 60% interest in the Property, under the terms of a property acquisition agreement with Silver Spruce dated January 23, 2006. Closing, which is expected to occur no later than July 31, 2008, is conditional upon both Universal and Crosshair obtaining regulatory approval for the transaction and to the satisfactory due diligence review by each of Crosshair and Universal.

As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000. Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

The Two Time Zone is the most advanced prospect within Universal's 1,184 square kilometre land holdings in the CMB. This Zone, and in fact the majority of Universal's ground, is located north-west of Crosshair's current CMB Project. The Two Time Zone falls outside of Labrador Inuit Lands and is not directly impacted by the Nunatsiavut Government's recent decision to place a three year moratorium on uranium mining within their self-governed Lab-rador Inuit Lands. This moratorium was put in place in order to allow the Nunatsiavut Government time to establish a lands administration system and to develop an Environmental Assessment Act and environmental protection legislation. The current land position map is posted on the Company website at: http://www.crosshairexploration.com/s/CentralMineralBelt.asp.

The Two Time Zone was first discovered in September 2006 following an airborne radiometric survey and has a current strike length of 475 metres (m) and remains open along strike and to depth. Mineralization at the Two Time Zone is hosted in an altered, brecciated and fractured, felsic intrusive, which carries extensive hematite, chlorite, carbonate and albite alteration. The Zone has similarities to large, iron oxide copper gold (IOCG) style, uranium rich, hematite breccia deposits such as the Olympic Dam deposit in Australia, the world's largest uranium deposit.

13   CROSSHAIR EXPLORATION & MINING CORP.

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Spin-out of Gold/VHMS Properties

In May 2008, the Company announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sulphide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties.

The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction.

Gemini will be funded by a planned prospectus offering in conjunction with a TSX Venture Exchange listing application. The listing of the shares of Gemini is subject to the approval of the TSX Venture Exchange. Crosshair proposes to carry out the spin-out, subject to required regulatory, legal and shareholder approvals, through a Plan of Arrangement (the "Arrangement"). Under the terms of the proposed Arrangement, holders of Crosshair's common shares are expected to receive approximately one common share of Gemini for every 5.5 common shares of Crosshair held.

Under the statutory provisions governing the Arrangement, Crosshair is required to seek an interim order and a final order from the B.C. Supreme Court to carry out and complete the spin-out. Following receipt of the interim order, the Company will mail to Crosshair shareholders of record, an information circular setting out, in prospectus level detail, the final terms and conditions of the Arrangement and the basis on which Crosshair shareholders will, on its completion, hold or receive shares of the two resulting companies. Crosshair plans to move ahead on the spin-out quickly and anticipates presenting this matter to the shareholders at its annual general meeting expected to be held in September 2008.

CMB Drilling Programs

Over 31,000 metres (m) of drilling have been completed at the CMB Uranium Project this fiscal year. Over half of the drilling targeted the C Zone, with the objective of significantly expanding and upgrading the resource. Drilling in 2007 returned the best intercepts to date, highlighted by ML-87 (0.07% U3O8 over 71.3 m including 0.1% U3O8 over 45.7 m). More than 400 m were added to the strike length of the Zone, which now totals 1500 m. An updated NI 43-101 resource calculation is currently in progress.

The drill program was also designed to continue defining the mineralized zones at Area 1 and the recently discovered mineralization at Armstrong, which together with the C Zone comprise a 4.5 kilometre (km) long uranium mineralized corridor. Area 1 is located 1.5 km southwest of the C Zone and has a current strike length of 600 m. Armstrong is located approximately 3 km southwest of the C Zone and has a current strike length of 300 m. All three areas remain open. Drilling this summer will be aimed at confirming the continuity of mineralization between all three zones, as well as testing several new targets in Northstar, the northern portion of the Property.

In addition to drilling within Northstar, an exploration program was carried out on Lonestar (the southern portion of the Property). Ground work from 2007 that included a lake sediment survey, an alpha cup radon gas survey, geological mapping and geochemical sampling, identified several areas within Lonestar having highly anomalous concentrations of uranium and associated elements. These high priority targets will be further tested with detailed mapping as well as several geochemical programs. The two most advanced targets within Lonestar are Madsen Lake and Croteau Lake, both of which will be drill tested this summer.

The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Further information relating to the Central Mineral Belt Uranium Project is included in the technical report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated September 7, 2007 prepared by Peter Lacroix P.Eng. and R. Barry Cook M.S.C. P.Eng. available on SEDAR at www.sedar.com.

CROSSHAIR EXPLORATION & MINING CORP.   14

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Selected Annual Information

		Year Ended		Year Ended		Year Ended
		April 30, 2008		April 30, 2007		April 30, 2006

Total revenues	$	Nil	$	Nil	$	Nil

General and administrative expenses		11,051,968		6,584,203		2,410,229

Write-off of resource property		247,704		–		1,518,429

Loss for the year		(12,933,204)		(5,533,011)		(2,175,473)

Loss per share – basic		(0.18)		(0.09)		(0.05)

Total assets		42,270,262		31,664,543		18,366,392

Results of Operations

The results of operations for the year were generally as expected. The two most significant components of the $12.9 million loss for the year were non-cash events: $7.1 million attributable to the fair value of stock-based compensation benefits recorded and $2.1 million attributable to the unrealized loss of marketable securities held. Together these two items represent almost 72% of the reported loss.

The number of personnel has increased significantly over the past two years to support the Company’s extensive property acquisition and exploration programs, and overall corporate development. Under the Company’s stock option plan, stock options vest over a two year period. The fair value of stock options granted is recognized as these options vest. Therefore, similar charges can be expected in future quarters over the next year.

The volatility of the stock markets that began last summer continued during this quarter, resulting in a significant write-down of marketable securities on hand.

Investor relations activity was up significantly this year to almost $0.5 million, about 2.5 times the previous year, because of an increase in the number of shows attended, contracting of third party investor relations entities, and holding the Company’s annual general meeting of shareholders in St. John’s, Newfoundland, site of the Company’s properties. Spending on outside investor relations consultants is expected to decline during fiscal 2009, and a greater emphasis will be placed on utilizing in-house investor relations personnel, which is expected to result in reduced investor relations costs.

Costs for rent and related office and administration were up significantly during the year as both the Company’s Vancouver and Newfoundland offices expanded to accommodate the growing number of personnel needed to support operations. These costs are expected to continue for the near future. Hiring additional personnel also contributed to an increase in salaries and wages expenses of almost $0.4 million that will continue at least in the short term.

Summary of Quarterly Results

Description	4Q 2008	3Q 2008	2Q 2008	1Q 2008
Revenue	–	–	–	–
Income (loss) for the quarter	(3,378,556)	(2,786,458)	(3,696,142)	(3,072,048)
Income (loss) per share	(0.05)	(0.04)	(0.05)	(0.04)
Mineral property expenditures	2,910,519	3,125,939	4,539,627	1,944,604

Description	4Q 2007	3Q 2007	2Q 2007	1Q 2007
Revenue	–	–	–	–
Income (loss) for the quarter	(1,864,893)	(1,335,021)	(1,324,992)	(1,008,105)
Income (loss) per share	(0.03)	(0.02)	(0.02)	(0.02)
Mineral property expenditures	2,732,287	2,309,701	3,719,941	1,869,602

15   CROSSHAIR EXPLORATION & MINING CORP.

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

As with the two most recent quarters, the two largest components of the current quarter loss are represented by non-cash activities: stock-based compensation charges and an unrealized loss on marketable securities held which together account for approximately 70% of the loss for the quarter. Recent personnel additions and a two-year vesting period have resulted in large quarterly charges that can be expected to continue in the near future. Stock market volatility continues to erode the trading value of marketable securities held. Future quarterly marketable security write-downs are likely to be less if only because their current carrying value approximates the amount of the current quarter write-down.

Amortization for the quarter is also higher than previous quarters because of increased office space in the Vancouver office, a change in Newfoundland offices and increased equipment for the new and increased office spaces. Wages and salaries are up from the previous quarter, largely because of the seasonality of certain employees.

Investor relations expenses are up for all quarters in the current fiscal year because of an increased number of conferences the Company attended, an increased number of presentations made by the Company and utilization of a greater number of third party consultants. These costs are expected to decrease in fiscal 2009 as the Company discontinues use of most third party consultants and reduces the number conferences attended.

Liquidity and Capital Resources

As of April 30, 2008, the Company had cash and cash equivalents of $13,275,874 (April 30, 2007 - $14,311,417) and working capital of $13,391,332 (April 30, 2007 - $15,390,704). The Company has sufficient funds for operations for at least the next 12 months.

The Company’s cash and cash equivalents are kept in a major Canadian fi-nancial institution and its affiliated brokerage house in highly liquid accounts and investments. No amounts have been or are invested in asset-backed commercial paper.

Share Capital
	As At
Security Description	April 30, 2008	Report Date
Common shares	84,595,825	84,615,825
Director, employee and contractor options – vested	5,579,250	4,860,500
Director, employee and contractor options – granted but not yet vested	4,013,750	2,432,500
Warrants to purchase shares	8,000,000	8,000,000
Warrants to purchase units (each unit consisting of one share and one warrant)	694,500	694,500

Related Party Transactions

The Company entered into transactions with related parties as follows:

  charged management fees of $20,000 (2007: $40,000, 2006 - $12,000) and sold the Sinbad claims for a gain of $15,849 (2007: $Nil) to Target Exploration & Mining Corp., another public company with directors in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at April 30, 2008 is an amount of $75,407 (April 30, 2007: $Nil) owing from this company.

  incurred management fees of $15,000 (2007 – $50,000, 2006 - $225,000) to Geir Liland for services as CFO during the first quarter of fiscal 2008.

  incurred management fees of $56,250 (2007 – $Nil, 2006 - $Nil) to a pri- vate company controlled by Douglas R. Brett for his duties as CFO.

  incurred independent directors’ fees of $108,500 (2007 - $60,500, 2006 - $63,000). These are paid to all non-executive directors, who earn $1,000 per month for their services to the Company as directors and $500 per month for committee participation.

CROSSHAIR EXPLORATION & MINING CORP.    16

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Related Party Transactions (cont'd)

  during the year ended April 30, 2008, the Company incurred accounting fees of $Nil (2007 – Nil, 2006 $58,529) to Pacific Opportunity Capital, a private company controlled by a former officer.

  incurred legal fees of $122,577 (2007 – $25,882, 2006 - $70,907) to the legal firm of Anfield Sujir Kennedy & Durno, a partner of which, Jay Sujir, is a director of the Company. $102,184 was included in share capital, in relation to issue costs for the April 2008 private placement. At April 30, 2008, $106,961(April 30, 2007 - $Nil) was owed to this party.

  incurred geological consulting fees of $15,600 (2007 – $33,075, 2006 - $40,701) to a private company owned by Stewart Wallis, a director of the Company. These fees are included in mineral property costs. Included in payables and accrued liabilities as at April 30, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

  entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private com- pany controlled by Chris Collingwood, who was appointed director during the year. Office rent of $45,660 (2007: Nil) was paid to this company dur- ing the year.

Amounts payable to related parties have no specific terms of repayment, are unsecured, and have no interest rate. The amounts charged to the Company for the services provided have been determined by negotiation among the parties and are covered by signed agreements. These transactions were incurred in the normal course of operations and, in management’s opinion, were undertaken with the same terms and conditions as transactions with unrelated parties.

Fourth Quarter

Significant items that effected the statement of operations of the Company during the quarter ended April 30, 2008 were stock based compensation of $1,751,830 recognized for options granted and vested during the fourth quarter and property write-off’s totalling $247,704. All other items on the statement of operations were consistent in the three month period ending April 30, 2008 when compared to the previous quarter. During the fourth quarter, the Company also raised net cash of $13,605,206 from a bought-deal financing and spent $2,910,519 on mineral property expenditures. There were no significant year end adjustments during the fourth quarter.

Critical Accounting Estimates

Management considers the following estimates to be the most critical in understanding the judgements that are involved in the preparation of the Company’s financial statements for the year ended April 30, 2008 and the uncertainties that could impact its results of operations, financial condition and cash flow:

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates. Significant areas where management’s judgement is applied included: asset valuations and stock based compensation.

Impairment assessment of the carrying value of its Mineral properties

The Company reviews and evaluates the recoverability of the carrying values of mineral properties when events and circumstances suggest impairment. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Stock-based compensation

The Company makes estimates regarding assumptions used in the calculation of stock based compensation. These included the risk-free interest rate, expected life of options, volatility and dividend rate. The Company reviews historical trading data, previous exercise history, and risk free interest rates posted by Canadian Banks in making these assumptions. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

17    CROSSHAIR EXPLORATION & MINING CORP.

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Accounting Policies

Recent Canadian Accounting Pronouncements

Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management has determined that these new accounting standards will not impact financial statements materially. Adoption of this standard will result in the withdrawal of Emerging Issues Committee (“EIC”) 27.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard will become effective for the Company beginning on May 1, 2008. The Company is reviewing this standard and has not yet determined the impact, if any, on its financial statements.

Financial Instruments – Disclosures and
Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from fi-nancial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards will become effective for the Company beginning on May 1, 2008. The Company is currently evaluating the impact of this standard.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They will become effective for the company beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

Inventories

In June 2007, the CICA issued Section 3031, Inventories, which replaces the Section 3030, Inventories, in an effort to harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards (“IFRS”). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. This standard is effective for fiscal years beginning on or after January 1, 2008, and management has determined that the initial adoption of this standard will not have a material impact on the financial statements.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

CROSSHAIR EXPLORATION & MINING CORP.   18

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Accounting Policies (cont'd)

Accounting Changes

Effective January 1, 2007, the Company adopted revised CICA Section 1506, Accounting Changes, which provides expanded disclosures for changes in accounting policies, accounting estimates and corrections of errors. Under this standard, accounting changes should be applied retrospectively unless otherwise permitted or where impracticable to determine. As well, voluntary changes in accounting policy are made only when required by a primary source of GAAP or the change results in more relevant and reliable information. The adoption of this section had no material impact on the financial statements of the Company.

Financial Instruments, Comprehensive Income, and Hedges

On January 1, 2007, the Company adopted the CICA Handbook Sections 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3865, Hedges.

FINANCIAL INSTRUMENTS

Under Section 3855, financial assets and liabilities, including derivative instruments, are initially recognized and subsequently measured based on their classification as held-for-trading, available for sale financial assets, held to maturity, loans and receivables, or other financial liabilities as follows:

  held-for-trading financial instruments are measured at their fair value with changes in fair value recognized in net income for the period.

  available for sale financial assets are measured at their fair value and changes in fair value are included in other comprehensive income until the asset is removed from the balance sheet.

  held-to-maturity investments, loans and receivables and other financial liabilities are measured at amortized cost using the effective interest rate method.

  derivative instruments, including embedded derivatives, are measured at their fair value with changes in fair value recognized in net income for the period unless the instrument is a cash flow hedge and hedge accounting applies in which case changes in fair value are recognized in other compre- hensive income.

Upon adoption of this new standard, the Company designated its cash and cash equivalents and marketable securities as held-for-trading, which are measured at fair value. Receivables have been designated as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and future reclamation costs are clas-sified as other financial liabilities, which are measured at amortized cost. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them.

COMPREHENSIVE INCOME

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for sale.

HEDGES

Section 3865 specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed, as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same period as for those related to the hedged item. The adoption of this section is optional. The Company is not currently engaged in hedging activities.

Upon adoption of these new sections, the transition rules require that the Company adjusts either the opening deficit or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. The Company has evaluated the impact of these new sections on its financial statements and determined that no significant adjustments were required upon adoption.

EQUITY

Effective January 1, 2007, the Company adopted CICA Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting periods presented. As there are no changes resulting from the adoption of Section 1530, discussed above, the adoption of this policy had no impact on the Company’s financial statements for any of the periods presented.

19    CROSSHAIR EXPLORATION & MINING CORP.

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

Subsequent Events

Subsequent to April 30, 2008, the Company:

  granted stock options to purchase 250,000 shares at $0.88 per share on or before May 23, 2013 and cancelled 20,000 stock option.

  cancelled 2,500,000 stock options originally granted to insiders of the Company. On the same day, 2,850,000 stock options originally granted to non-insiders at $1.00 or higher were repriced to $0.87.

  issued 20,000 common shares in relation to the Golden Promise option agreement.

  entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the Central Mineral Belt ("CMB") of Labrador. As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to purchase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, sub- ject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to es- crow for two years following the Closing, to be released in equal tranches in three month intervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter return royalty may be purchased by Crosshair for $1,000,000. Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one com- mon share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

  announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sul- phide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained interests in the Properties to Gemini in exchange for shares of Gemini, resulting in 100% ownership by Gemini of the Properties. The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010. The Golden Promise option agreement between Crosshair and Paragon will be terminated upon closing of the proposed transaction.

Commitments and Contingencies

The Company has entered into operating lease agreements for its office premises in Vancouver and Newfoundland. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

Outlook

The Company is proceeding with the spin-out of its gold and VHMS properties to a new entity, Gemini Metals Corp., which it hopes to complete by the second quarter of fiscal 2009. Most of the Gemini shares it receives in exchange for its interest in these properties will be distributed to Crosshair shareholders.

After completing the spin-out, the Company’s focus will be exclusively on uranium exploration and development for the foreseeable future. Crosshair intends to continue the current extensive exploration program on its CMB uranium properties in Labrador and integrate the Universal Uranium properties it is acquiring.

Labrador’s Nunatsiavut Government has announced a moratorium on uranium mining for the next 3 years on Inuit land it governs. As the vast majority of the Company’s uranium properties do not fall under Nunatsiavut jurisdiction, such a moratorium, is not expected to directly materially affect the Company’s operations or prospects, however, a negative impact on market sentiment toward the area may develop, making it more difficult to raise capital required as needed.

General

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration, as well as interest and costs to finance those expenditures, are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, abandoned or become impaired.

CROSSHAIR EXPLORATION & MINING CORP.    20

Management Discussion and Analysis
For the Year Ended April 30, 2008 / Containing information up to and including June 20, 2008

General (cont'd)

Management regularly reviews the net carrying value of each mineral property. Where information is available and conditions suggest impairment, estimated future net cash flows from each property are calculated using estimated future prices, resources, and operating, capital and reclamation costs on an undiscounted basis. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered. When it is determined that a mineral property is impaired it is written down to its estimated fair value. Management’s estimates of mineral prices and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flow to be generated from its properties.

The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Risk Factors

Commodity Price Volatility

The market prices for commodities, over which the Company has no control, are volatile. There is no assurance that if commercial quantities of these commodities are discovered, a profitable market will exist for a production decision to be made or for the ultimate sale of production at a profit. As the Company is currently not in production, no sensitivity analysis for price changes has been provided.

Resource Estimates

There is a degree of uncertainty attributable to the calculation of reserve tonnages and grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The measured and indicated and inferred resource figures set forth by the Company are estimates, and there is no certainty that these resources can be converted into reserves with profitable extraction. Declines in the market prices for metals may adversely affect the economics of converting a resource estimate into a reserve.

Exploration and Development

Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of commercial ore. There is also no assurance that presently identified mineralization can be mined at a profit. Discovery of mineral deposits is dependent upon a number of factors and signifi-cantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependant upon a number of factors, some of which are beyond the Company’s control such as, commodity prices, exchange rates, government policies and regulation and environmental protection.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the finan-cial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity for prompt liquidation.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company’s certifying officers. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company’s disclosure controls and procedures as of April 30, 2008 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

Internal Controls

There were no changes in the Company’s internal controls over financial reporting during the quarter ended April 30, 2008 that have affected, or which are reasonably likely to materially affect, its internal controls over financial reporting.

Approval

The Board of Directors of Crosshair Exploration and Mining Corp. have approved the disclosures contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it.

21    CROSSHAIR EXPLORATION & MINING CORP.

Financial Statements
For the Year Ended April 30, 2008 / Expressed in Canadian Dollars

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Crosshair Exploration & Mining Corp.

We have audited the balance sheets of Crosshair Exploration & Mining Corp. as at April 30, 2008 and 2007 and the statements of operations, shareholders' equity and cash flows for the years ended April 30, 2008, 2007 and 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2008 and 2007 and the results of its operations and cash flows for the years ended April 30, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

CROSSHAIR EXPLORATION & MINING CORP.    22

Balance Sheets
As at April 30 / Expressed in Canadian Dollars

	2008	2007

Assets
Current assets
Cash and cash equivalents	$13,275,874	$14,311,417
Marketable securities at fair value (cost: $2,695,052 & $1,822,976, respectively)	582,351	1,787,387
Receivables	558,345	444,929
Prepaid expenses	273,828	203,438

	14,690,398	16,747,171

Equipment (Note 3)	507,883	366,080

Mineral properties (Note 4)	27,071,981	14,551,292

	$42,270,262	$31,664,543

Liabilities and Shareholders’ Equity
Current liabilities
Payables and accrued liabilities	$1,192,271	$1,337,226
Due to related parties	110,295	19,241

	1,302,566	1,356,467

Future reclamation costs (Note 5)	172,238	–

Shareholders’ equity
Capital stock (Note 6)
Authorized
Unlimited number of common shares without par value
Issued
84,595,825 (April 30, 2007 – 70,912,072) common shares	60,948,053	44,135,660
Contributed surplus (Note 6)	10,496,726	3,888,533
Deficit	(30,649,321)	(17,716,117)

	40,795,458	30,308,076

	$42,270,262	$31,664,543

Nature and continuance of operations (Note 1)
Basis of presentation (Note 2)
Subsequent events (Note 10)
Commitments and contingencies (Note 12)

The accompanying notes are an integral part of these financial statements

23    CROSSHAIR EXPLORATION & MINING CORP.

Statements of Operations
Years Ended April 30 / Expressed in Canadian Dollars

	2008	2007	2006
Expenses
Accretion	$5,502	$–	$–
Amortization	148,138	43,882	7,477
Audit and accounting	102,944	38,604	143,212
Consulting	192,359	171,724	244,534
Directors fees (Note 8)	108,500	60,500	63,000
Insurance	68,426	35,897	–
Investor relations	452,988	308,548	130,364
Legal (Note 8)	128,045	212,486	100,700
Management fees (Note 8)	71,250	50,000	225,000
Office and administration	623,154	562,642	339,703
Property investigations	–	1,602	93,467
Rent	156,358	83,979	67,132
Stock-based compensation (Note 6)	7,097,948	3,696,601	682,213
Transfer agent and filing fees	330,777	87,017	106,448
Travel	273,115	306,978	165,538
Wages and salaries	1,292,464	923,743	41,441
	(11,051,968)	(6,584,203)	(2,410,229)
Other Items
Interest income	407,731	345,287	233,065
Management income (Note 8)	20,000	40,000	12,000
Gain on disposition of Sinbad Claims	15,849	–	–
Realized gains – marketable securities	–	701,494	–
Unrealized gains (losses)–marketable securities	(2,077,112)	(35,589)	–
Write-off of mineral properties (Note 4)	(247,704)	–	(1,518,429)
	(1,881,236)	(1,051,192)	(1,273,364)

Loss before income tax	(12,933,204)	(5,533,011)	(3,683,593)

Future income tax recovery (Note 9)	–	–	1,508,120
Loss for the year	(12,933,204)	(5,533,011)	(2,175,473)
Basic and diluted loss per common share	$(0.18)	$(0.09)	$(0.05)

Weighted average number of common shares outstanding	72,997,081	62,434,069	47,264,482

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.     24

Statements of Cash Flows
Years Ended April 30 / Expressed in Canadian Dollars

	2008	2007	2006

Cash Flows from Operating Activities
Loss for the year	$(12,933,204)	$(5,533,011)	$(2,175,743)
Items not affecting cash:
Amortization	148,138	43,882	7,477
Stock-based compensation	7,097,948	3,696,601	682,213
Write-off of mineral properties	247,704	–	1,518,429
Future income taxes	–	–	(1,508,120)
Unrealized loss – marketable securities	2,077,112	35,589	–
Realized gain – marketable securities	–	(701,494)	–
Gain on Disposition of Sinbad Claims	(15,849)	–	–
Accretion	5,502	–	–
Purchase of marketable securities	–	(3,026,015)	–
Proceeds from sales of marketable securities	(872,076)	1,904,533	–
Non-cash working capital item changes
Receivables	(113,416)	(215,602)	(167,761)
Prepaid expenses	(70,390)	(64,646)	(137,592)
Payables and accrued liabilities	(1,163,602)	52,531	(163,312)
Due from related parties	–	4,167	3,210
Due to related parties	91,054	5,020	(9,334)
Net cash used in operating activities	(5,501,079)	(3,798,445)	(1,950,263)

Cash Flows from Investing Activities
Proceeds on sale on mineral property	31,698	–	–
Mineral properties	(10,587,059)	(8,480,906)	(2,551,070)
Acquisition of equipment	(289,941)	(283,593)	(132,108)
Net cash used in investing activities	(10,845,302)	(8,764,499)	(2,683,178)

Cash Flows from Financing Activities
Issuance of shares for cash, net of costs	15,310,838	12,926,385	13,834,710
Net cash provided by financing activities	15,310,838	12,926,385	13,834,710
Net change in cash during the period	(1,035,543)	363,411	9,201,269
Cash and cash equivalents, opening beginning of period	14,311,417	13,947,976	4,746,707
Cash and cash equivalents, closing	$13,275,874	$14,311,417	$13,947,976
Cash and cash equivalents
Cash	$4,927,439	$28,402	$3,947,976
Liquid short term investments	8,348,435	14,283,015	10,000,000
	$13,275,874	$14,311,417	$13,947,976

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these financial statements

25    CROSSHAIR EXPLORATION & MINING CORP.

Statement of Shareholders’ Equity
Expressed in Canadian Dollars

	Share Capital
	Number of		Contributed
	Shares	Amount	Surplus	Deficit	Total

Balance at April 30, 2005	37,610,540	$16,399,309	$606,495	$(10,007,633)	$6,998,171

Issued for (Note 6):
Private placement	12,977,500	11,182,000	–	–	11,182,000
Finder’s fee	402,741	322,193	–	–	322,193
Less: Share issue costs	–	(1,536,806)	–	–	(1,536,806)
Property acquisition	400,000	317,000	–	–	317,000
Exercise of agent’s options and stock options	2,363,874	1,886,491	–	–	1,886,491
Exercise of agent’s warrants	438,418	280,688	–	–	280,688
Exercise of warrants	4,162,972	1,792,299	–	–	1,792,299
Stock-based compensation for the year	–	–	1,335,620	–	1,335,620
Less: fair market value of options and warrants exercised	–	–	(754,112)	–	(754,112)
Tax benefit renounced on flow-through shares	–	(1,508,120)	–	–	(1,508,120)
Loss for the year	–	–	–	(2,175,473)	(2,175,473)
Balance at April 30, 2006	58,356,045	$29,135,054	$1,188,003	$(12,183,106)	$18,139,951

Issued for (Note 6):
Property acquisition	445,000	1,078,150	–	–	1,078,150
Exercise of stock options	2,672,764	2,400,146	–	–	2,400,146
Exercise of agent warrants	273,863	277,571	–	–	277,571
Exercise of warrants	8,674,025	10,537,396	–	–	10,537,396
Incentive program participation	490,375	707,343	–	–	707,343
Stock-based compensation for the year	–	–	3,696,601	–	3,696,601
Less: fair market value of options	–	–	(996,071)	–	(996,071)
Loss for the year	–	–	–	(5,533,011)	(5,533,011)
Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

(Continued next page)

The accompanying notes are an integral part of these financial statements

CROSSHAIR EXPLORATION & MINING CORP.    26

Statement of Shareholders’ Equity (cont'd)
Expressed in Canadian Dollars

	Share Capital
	Number of		Contributed
(Continued from previous page)	Shares	Amount	Surplus	Deficit	Total

Balance at April 30, 2007	70,912,072	44,135,660	3,888,533	(17,716,117)	30,308,076

Issued for (Note 6):
Private placement	11,575,000	15,005,000	–	–	15,005,000
Share issuance costs	–	(1,399,794)	238,392	–	(1,161,402)
Property acquisition	420,000	1,011,800	–	–	1,011,800
Return to treasury	(114)	–	–	–	–
Exercise of stock options	1,288,984	1,694,828	–	–	1,694,828
Exercise of agent warrants	37,383	47,434	–	–	47,434
Exercise of warrants	362,500	453,125	–	–	453,125
Stock-based compensation for the period	–	–	7,097,948	–	7,097,948
Less: fair market value of options and warrants	–	–	(728,147)	–	(728,147)
Loss for the year	–	–	–	(12,933,204)	(12,933,204)
Balance at April 30, 2008	84,595,825	$60,948,053	$10,496,726	$(30,649,321)	$40,795,458

The accompanying notes are an integral part of these financial statements

27    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

1. Nature and Continuance of Operations

Crosshair Exploration & Mining Corp. (the "Company") was incorporated under the laws of British Columbia on September 2, 1966. Its principal business activities are the acquisition, exploration and development of mineral properties. All of the Company’s resource properties are located in North America. The Company is in the process of exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared using Canadian generally accepted accounting principles (GAAP) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2. Basis of Presentation

New Canadian Accounting Pronouncements

Goodwill and Intangible Assets

The CICA has issued the new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”. The new standard establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently assessing the impact of these new accounting standards on its financial statements. Adoption of this standard will result in the withdrawal of Emerging Issues Committee (“EIC”) 27.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended April 30, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed. The entity’s disclosure should include information about its objectives, policies and processes for managing capital and disclosure whether or not it has complied and the consequences of non-compliance with any capital requirements to which it is subject. This new standard will become effective for the Company beginning on May 1, 2008. The Company is reviewing this standard and has not yet determined the impact, if any, on its financial statements.

Financial Instruments – Disclosures and Financial Instruments - Presentation

In December 2006, the CICA issued Handbook Sections 3862, Financial Instruments – Disclosures, and 3863, Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861, Financial Instruments – Disclosure and Presentation, including required disclosure for the assessment of the significance of financial instruments for an entity’s financial position and performance and of the extent of risks arising from financial instruments to which the Company is exposed and how the Company manages those risks, whereas Section 3863 carries forward the presentation related requirements of Section 3861. These new standards will become effective for the Company beginning on May 1, 2008. The Company is currently evaluating the impact of this standard.

Going Concern

In April 2007, the CICA approved amendments to Handbook Section 1400, General Standards of Financial Statement Presentation. These amendments require management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The new requirements of the standard are applicable for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. They will become effective for the company beginning May 1, 2008. The Company is currently evaluating the impact of this standard.

CROSSHAIR EXPLORATION & MINING CORP.    28

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

2. Basis of Presentation (cont'd)

Significant accounting policies

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Financial instruments

The Company follows the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) under CICA Handbook Section 1530 “Comprehensive Income” (:Section 1530”), Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement” (“Section 3855”), Section 3861 “Financial Instruments – Disclosure and Presentation” and Section 3865 “Hedges”. These new sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income but that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles.

Under Section 3855, all financial instruments are classified into five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measures at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification as follows: (1) held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; (2) available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired; and (3) all derivative instruments, including embedded derivatives, a re recorded in the balance sheet at fair value unless they qualify for normal sale normal purchase exemption and changes in fair value are recorded in other comprehensive income.

As s result of the adoption of these new standards, the Company has classified its cash and cash equivalents and marketable securities as held-for-trading. Receivables are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, all of which are measured at amortized cost. The Company has elected to measure all derivatives and embedded derivatives at fair value and the Company maintained its policy not to use hedge accounting.

Section 3855 also provides guidance on accounting for transaction costs incurred upon issuance of debt instruments or modification of a financial liability. Transaction costs are not deducted from the financial liability and are amortized using the effective interest method over the life of the related liability.

Cash and cash equivalents

The Company considers cash and cash equivalents to include cash on deposit and highly liquid short-term interest bearing variable rate investments. Interest earned is recognized immediately in operations.

Marketable securities

The Company accounts for its marketable securities at fair market value with gains and losses included in the statement of operations.

Equipment

Equipment is recorded at cost. The equipment noted below is amortized over its useful lives using the following annual rates and methods:

Computer and office equipment	30%	Declining balance
Computer software	45%	Declining balance
Exploration equipment	20%	Declining balance
Furniture and fixtures	20%	Declining balance
Leasehold improvements	3 years	Straight-line

Mineral properties

Costs related to the acquisition, exploration and development of mineral properties are capitalized by property until the commencement of commercial production. If commercially profitable ore reserves are developed, capitalized costs of the related property are reclassified as mining assets and amortized using the unit of production method. If, after management review, it is determined that capitalized acquisition, exploration and development costs are not recoverable over the estimated economic life of the property, or the property is abandoned, or management deems there to be an impairment in value, the property is written down to its net realizable value.

Any option payments received by the Company from third parties or tax credits refundable by the Government of Newfoundland are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received.

The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

29    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

Asset retirement obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. If the fair value of the liability decreases due to changes in future cash flow estimates, a corresponding decrease in the related asset is recorded. If the reduction exceeds the value of the related asset, the remaining amount is reduced through earnings.

Flow-through shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized with a corresponding reduction to share capital.

If a company has sufficient unused tax losses and deductions to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period. For diluted per share computations, assumptions are made regarding poten-

tial common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Stock-based compensation

The Company has an employee stock option plan. The Company recognizes an expense arising from stock options granted to both employees and non-employees using the fair value method. The fair value of option grants is generally established at the date of grant using the Black Scholes option pricing model and the compensation amount, equal to the option’s fair value, is then recognized over the options vesting periods.

Income taxes

Income taxes are accounted for using the asset and liability method. Under this method of tax allocation, future tax assets and liabilities are determined based on differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (“temporary differences”) and losses carried forward. Future income tax assets and liabilities are measured using the enacted tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Reclassifications

Certain of the comparative figures for the prior year have been reclassified to conform with the presentation adopted in the current year.

3. Equipment

	2008			2007
		Accumulated	Net Book		Accumulated	Net Book
Description	Cost	Amortization	Value	Cost	Amortization	Value

Furniture and fixtures	$190,014	$49,702	$140,312	$75,112	$14,625	$60,487
Computer hardware / office equipment	109,065	42,410	66,655	67,014	13,843	53,171
Computer software	48,147	24,736	23,411	32,936	5,581	27,355
Exploration equipment	294,953	76,667	218,286	247,162	22,095	225,067
Leasehold improvements	69,986	10,767	59,219	–	–	–

	$712,165	$204,282	$507,883	$422,224	$56,144	$366,080

CROSSHAIR EXPLORATION & MINING CORP.    30

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

4. Mineral Properties

	Uranium
		Otter &
	Moran Lake	Portage Lake

Balance April 30, 2006	$2,812,617	$70,400

Drilling and trenching	2,474,435	94,698
Geology	2,070,123	34,741
Geophysics	2,278,608	62,900
Administration	343,171	7,765
Technical analysis	432,758	8,261
Acquisition costs	710,000	276,750
Total for the year	8,309,095	485,115
Balance April 30, 2007	11,121,712	555,515

Drilling and trenching	3,868,218	–
Geology	5,121,264	22,278
Geophysics	352,133	68,885
Administration	585,538	22,592
Technical analysis	649,455	2,362
Future reclamation	163,884	–
Acquisition costs	695,000	279,000
Credits received	(150,000)	–
Write offs/sales	–	–
Total for the year	11,285,492	395,117
Balance April 30, 2008	$22,407,204	$950,632

Cumulative totals as at April 30, 2008:

Drilling and trenching	$6,665,659	$94,698
Geology	9,863,113	57,419
Geophysics	1,626,768	131,785
Administration	1,337,223	30,357
Technical analysis	1,211,858	10,623
Future reclamation	163,884	–
Acquisition costs	1,955,000	625,750
Credits received	(416,300)	–
Write offs/sales	–	–
Balance April 30, 2008	$22,407,204	$950,632

31    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

Gold & VHMS
Stormy Lake &		South Golden Promise
Partridge River	Golden Promise	(Victoria Lake)	Sinbad Claims	Total

$–	$–	$1,024,022	$12,722	$3,919,761

–	640,629	514,059	–	3,723,821
–	32,738	78,338	3,127	2,219,067
–	–	79,961	–	2,421,469
–	54,301	42,743	–	447,980
–	17,336	40,189	–	498,544
–	110,400	223,500	–	1,320,650
–	855,404	978,790	3,127	10,631,531
–	855,404	2,002,812	15,849	14,551,292

–	489,962	5,922	–	4,364,102
25,542	71,756	50,537	–	5,291,377
56,346	–	112,145	–	589,509
19,548	33,885	614	–	662,177
1,268	–	5,575	–	658,660
–	–	2,852	–	166,736
145,000	87,800	67,500	–	1,274,300
–	–	(72,619)	–	(222,619)
(247,704)	–	–	(15,849)	(263,553)
–	683,403	172,526	(15,849)	12,520,689
$–	$1,538,807	$2,175,338	$–	$27,071,981

$–	$1,130,591	$570,987	$–	$8,461,935
25,542	104,494	499,120	11,724	10,561,411
56,346	–	437,513	–	2,252,413
19,548	88,186	105,014	–	1,580,328
1,268	17,336	231,620	–	1,472,705
–	–	2,852	–	166,736
145,000	198,200	423,000	4,125	3,351,075
–	–	(94,769)	–	(511,069)
(247,704)	–	–	(15,849)	(263,553)
$–	$1,538,807	$2,175,338	$–	$27,071,981

CROSSHAIR EXPLORATION & MINING CORP.    32

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

4. Mineral Properties (cont'd)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% NSR and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada. The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

To date, the Company has issued 1,350,000 common shares, made cash payments totaling $425,000 and spent more than the required minimum $3,000,000 on project expenditures. The Company must issue another 250,000 common shares and make a cash payment of $150,000, both on or before November 10, 2008, and complete a bankable feasibility study within 24 months of meeting these obligations in order to fully exercise the option.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued 1,600,000 common shares, made cash payments totaling $90,000 and spent more than the required minimum $600,000 on project expenditures. To complete the exercise of the option, the Company must make a cash payment of $50,000 by December 2, 2008.

Stormy Lake/Partridge River Property

The Company entered into an agreement on May 1, 2007, to earn a 75% interest in certain claims located in the Central Mineral Belt of Labrador. In April 2008, the Company elected to terminate this option and as a result, the Company has no further obligations and the related mineral property costs of $247,704 were written-off in the last quarter of 2008.

Golden Promise Property

Pursuant to an agreement dated May 2, 2006, as amended April 18, 2008, the Company acquired an option to earn a 60% interest in the Golden Promise Property, a gold project located in Newfoundland, Canada. To date, the Company has issued 40,000 common shares, made cash payments totalling $100,000 and spent $1,334,000 on project expenditures. To complete the exercise of the option, the Company must issue 20,000 shares by May 1, 2008 (issued subsequent to April 30, 2008), issue another 20,000 shares by May 1, 2009 and incur project expenditures of at least $1,416,000 by May 1, 2009 and another $1,250,000 by May 1, 2010.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 400,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Sinbad Claims

The Sinbad claims are located in Emery, Nevada, U.S.A. and were acquired in January 2006 at a cost of $4,125. Subsequently, the Company incurred geology costs totalling $11,724. During the year ended April 30, 2008, the Sinbad claims were sold to Target Exploration & Mining Corp., a company with at least one director in common, in consideration for cash of $31,698 and a 2% net smelter return royalty.

5. Future Reclamation Costs

	2008	2007	2006
Asset retirement
obligation – beginning balance	$–	$–	$–
Liability incurred	166,736	–	–
Accretion expense	5,502	–	–
Asset retirement
obligation – ending balance	$172,238	$–	$–

The Company has a legal obligation associated with its Moran Lake mineral property for cleanup costs when work programs are completed.

The total undiscounted amount of estimated cash flows required to settle the obligations is $175,400, which was adjusted for inflation at the rate of 2% and then discounted at 8%. Certain minimum amounts of asset retirement obligations will occur each year with the significant amounts to be paid on abandonment of the mineral property interests.

33    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

6. Capital Stock and Contributed Surplus

Share issuances

During the year ended April 30, 2008, shares were issued as follows:

  the Company completed a bought deal offering with Canaccord Capital Corporation as lead underwriter, under which the Underwriter has pur- chased 8,000,000 non flow-through units (“Units”) and 3,575,000 flow- through common shares at a price of $1.25 per Unit and $1.40 per Flow- Through Share, resulting in aggregate gross proceeds to the Company of $15,005,000. Each Unit consists of one common share and one transfer- able common share purchase warrant. Each Warrant entitles the holder thereof to purchase one common share at a price of $1.80 until October 4, 2009. Share issue costs of $1,161,402 were incurred in relation to this offering. The Underwriter was also issued 694,500 warrants (“Underwriters Warrants”) exercisable at $1.25 per warrant and expires on October 4, 2009. Each Underwriters’ warrant entitles the Underwriter to acquire one common share unit of the Company and one common share purchase war- rant (“underlying warrant”) at a price of $1.80, up until October 4, 2009.

  20,000 common shares valued at $2.64 per share were issued for ac- quisition costs associated with the Golden Promise Property, 50,000 common shares valued at $2.90 per share were issued for acquisi- tion costs associated with the Stormy Lake and Partridge River Prop- erties, 250,000 common shares valued at $2.28 per share were issued for acquisition costs associated with the Moran Lake Property and 100,000 common shares valued at $2.44 per share were issued for acquisition costs associated with the Otter/Portage Lake Property.

  114 shares were returned to treasury to reduce the accumulated fractions held in the trustee account that was a result of rounding from ongoing exchanges processed for previous capital consolidations.

  1,288,984 shares pursuant to the exercise of stock options at prices ranging from $0.25 to $1.43 per share for gross proceeds of $966,681. An amount of $728,147 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  399,883 shares pursuant to the exercise of warrants at an exercise price of $1.25 per share for gross proceeds of $500,559.

During the year ended April 30, 2007, shares were issued as follows:

  20,000 common shares valued at $1.27 per share were issued for acquisi- tion costs associated with the Golden Promise Property, 100,000 common shares valued at $1.96 per share, were issued for acquisition costs associ- ated with the Southern Golden Promise Property, 250,000 common shares valued at $2.44 per share, were issued for acquisition costs associated with the Moran Lake Property and 75,000 common shares valued at $3.29 per share, were issued for acquisition costs associated with the Otter/Portage Lake Property.

  2,672,764 shares pursuant to the exercise of stock options for gross pro- ceeds of $1,404,075. An amount of $996,071 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

  8,947,888 shares pursuant to the exercise of shareholder and agent warrants for total gross proceeds of $10,814,967.

  490,375 common shares pursuant to a warrant incentive program, for gross proceeds of $707,343. Under the terms of the program, holders of warrants expiring on November 3, 2007 were, for the two week period between February 13, 2007 and February 26, 2007, entitled to subscribe for an additional common share of the Company for every 10 warrants exercised, at the original exercise price.

During the year ended April 30, 2006, shares were issued as follows:

  on November 3, 2005 the Company completed a brokered private place- ment, which consisted of 4,000,000 flow-through units (the “FT Units”) at a price of $1.00 per FT Unit for aggregate proceeds of $4,000,000 and 8,977,500 non-flow-through units (the “Common Share Units”) at a price of $0.80 per Common Share Unit for aggregate proceeds of $7,182,000. Each FT Unit was comprised of one flow-through common share and one- half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.75 per share until November 3, 2007. Each Com- mon Share Unit was composed of one-non flow-through common share and one half of one transferable non-flow through share purchase warrant. Each whole warrant entitled the holder to purchase one common share of the Company at a price of $1.25 per share until November 3, 2007. The Agent was paid a commission of 7% of the gross proceeds of the place- ment, $460,547 of which was taken in cash and $322,193 in 402,741 Com- mon Share Units. The Agent was also issued 1,297,750 compensation op- tions (valued at $653,407) equal to 10% of the number of units sold. Each compensation option entitled the Agent to acquire one Common Share Unit of the Company at an exercise price of $0.85 for a period of two years.

  100,000 common shares valued at $0.82 per share were issued for acquisi- tion costs associated with the Southern Golden Promise Property, 250,000 common shares valued at $0.76 per share were issued for acquisition costs associated with the Moran Lake Property and 50,000 common shares valued at $0.90 per share were issued for acquisition costs associated with the Otter and Portage Lake Properties.

CROSSHAIR EXPLORATION & MINING CORP.    34

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

6. Capital Stock and Contributed Surplus (cont'd)

  151,150 agent’s options and 1,027,500 stock options at a price of $0.25 per share, 50,000 stock options at a price of $0.28 per share, 346,356 agent’s options at a price of $0.50, 738,868 agent’s options at a price of $0.85, and 50,000 stock options at a price of $0.45 were all exercised for total gross proceeds of $1,132,379 ($754,112 representing the fair market value of the stock options, agent’s options, and broker’s warrants exercised was allocated to capital stock).

  245,918 agent’s warrants at a price of $0.75 were exercised into com- mon shares of the Company for gross proceeds of $184,439 and 192,500 agent’s warrants at a price of $0.50 per share were exercised into common shares of the Company for gross proceeds of $96,250.

  1,505,000 warrants at $0.30 per share, 1,000,000 warrants at $0.40 per share, 1,375,000 warrants at a price of $0.50 per share, 200,833 warrants at a price of $0.75 per share, and 82,139 warrants at a price of $1.25 per share were exercised for total gross proceeds of $1,792,299.

Escrow shares

During the year ended April 30, 2008, 140,625 shares were released from escrow; leaving nil shares held in escrow. No expense was recognized for the release of these shares as the release is not considered compensatory.

Warrants

The following is a summary of warrants outstanding at April 30, 2008, 2007 and 2006 and changes during the years then ended.

	April 30, 2008		April 30, 2007		April 30, 2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Description	Warrants	Exercise Price	Warrants	Exercise Price	Warrants	Exercise Price
Outstanding, beginning of the year	399,883	$1.25	9,240,951	$1.22	7,152,221	$0.55
Private placement/Issuance	8,694,500	1.76	106,820	0.75	6,690,120	1.38
Exercised	(399,883)	1.25	(8,947,888)	1.14	(4,601,390)	0.45
Outstanding, end of year	8,694,500	$1.76	399,883	$1.25	9,240,951	$1.22

Stock options

The Company has a stock option plan whereby it may grant options to directors, employees, consultants and certain other service providers. Options are subject to the minimum vesting requirement, with 25% of the total number of the options granted to be released every 6 months from the date of grant. The options can be granted for a maximum term of 5 years.

The following is a summary of stock options outstanding at April 30, 2008, 2007 and 2006 and changes during the years then ended.

	April 30, 2008		April 30, 2007		April 30, 2006
		Weighted		Weighted		Weighted
	Number of	Average	Number of	Average	Number of	Average
Description	options	Exercise Price	options	Exercise Price	options	Exercise Price
Outstanding, beginning of year	8,981,984	$1.62	6,364,748	$0.68	4,774,622	$0.34
Exercised	(1,288,984)	0.59	(2,672,764)	0.53	(2,363,874)	0.48
Cancelled or expired	(1,100,000)	2.23	(700,000)	0.84	(393,750)	0.33
Granted	3,000,000	1.76	5,990,000	2.04	4,347,750	0.91
Outstanding, end of year	9,593,000	$1.71	8,981,984	$1.62	6,364,748	$0.68
Currently exercisable	5,579,250	$1.53

35    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. The fair value of the options vested in the year ended April 30, 2008 totaled $7,097,948. The weighted average fair value of options granted in the year was $1.76 (April 30, 2007 - $2.04), (April 30, 2006 - $0.91) The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

	April 30,	April 30,	April
	2008	2007	30,2006
Risk-free interest rate	3.06%	3.79%	3.70%
Expected life of options	5 years	5 years	5 years
Annualized volatility	154%	239%	140%
Dividend rate	0%	0%	0%

7. Supplemental Disclosures with Respect to Cash Flows

The following were significant non-cash investing and financing transactions during the year ended April 30, 2008:

(a)	a fair value of $728,147 was recognized in respect of options and agent warrants exercised (Note 6).

(b)	a total of 420,000 common shares valued at $1,011,800 were issued for property acquisitions (Note 6).

(c)	included in accounts payable was $1,018,647 related to mineral property costs.

(d)	the Company issued a total of 694,500 agent warrants at a fair value of $238,392 as share issue costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2007:

(a)	the Company recognized fair market value of $996,071 in respect of stock options and agent’s warrants exercised (Note 6).

(b)	the Company issued a total of 445,000 common shares at a value of $1,078,150 for property acquisitions (Note 6).

(c)	included in accounts payable was $810,505 related to mineral property costs.

The following were significant non-cash investing and financing transactions during the year ended April 30, 2006:

(a)	the Company recognized fair market value of $754,112 in respect of stock options and agent’s warrants exercised (Note 6).

(b)	the Company issued a total of 400,000 common shares at a value of $317,000 for property acquisitions (Note 6).

(c)	the Company issued a total of 402,741 common shares at a value of $322,193 for finders’ fees in conjunction with a private placement (Note 6).

(d)	included in mineral property costs at April 30, 2006 is $86,315 incurred through accounts payable and accrued liabilities.

8. Related Party Transactions

The Company entered into transactions with related parties as follows:

  charged management fees of $20,000 (2007: $40,000, 2006 - $12,000) and sold the Sinbad claims for a gain of $15,849 (2007: $Nil) to another public company with directors in common. Effective September 1, 2007, in lieu of management fees, this company and Crosshair entered into a cost sharing arrangement whereby Crosshair is reimbursed for an agreed percentage, currently 30%, of shared expenses such as rent, office and salaries of certain personnel. Included in receivables as at April 30, 2008 is an amount of $75,407 (April 30, 2007: $Nil) owing from this company.

  incurred management fees of $15,000 (2007 – $50,000, 2006 - $225,000) to a director.

  incurred management fees of $56,250 (2007 – $Nil, 2006 - $Nil) to a private company controlled by an officer.

  incurred independent directors’ fees of $108,500 (2007 - $60,500, 2006 - $63,000).

  during the year ended April 30, 2008, the Company incurred accounting fees of $Nil (2007 – $Nil, 2006 $58,529) to a private company controlled by a former director.

CROSSHAIR EXPLORATION & MINING CORP.    36

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

8. Related Party Transactions (cont'd)

  incurred legal fees of $122,577 (2007 – $25,882, 2006 - $70,907) to a law firm of which a director is a partner. $102,184 was included in share capital, in relation to issue costs for the April 2008 private placement. At April 30, 2008, $106,961(April 30, 2007 - $Nil) was owed to this party.

  incurred geological consulting fees of $15,600 (2007 – $33,075, 2006 - $40,701) to a private company owned by a director, which are included in mineral property costs. Included in payables and accrued liabilities as at April 30, 2008 is an amount of $Nil (April 30, 2007: $5,830) owing to this company.

  entered into a 3 year office lease agreement for 6,262 square feet of office space at $109,585 per year for its Newfoundland office with a private com- pany that has a director in common. Office rent of $45,660 (2007: $Nil) was paid to this company during the year.

These transactions were incurred in the normal course of operations and were undertaken with the same terms and conditions as transactions with unrelated parties.

9. Income Taxes

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2008	2007	2006
Loss before income tax recovery	$(12,933,204)	$(5,533,011)	$(3,683,593)
Expected income tax recovery at statutory rates	$(4,299,902)	$(1,961,735)	$(1,388,715)
Non-taxable items	3,942,847	1,965,026	1,095,317
Non-capital loss and resource expenditure benefits
unrecognized (recognized)	357,055	(3,291)	(1,214,722)
Total income taxes (recovery)	$–	$–	$(1,508,120)

The significant components of the Company's future tax assets are as follows:

	2008	2007	2006
Future tax assets:
Loss carry forwards	$822,869	$606,851	$1,049,668
Marketable Securities	334,969	11,033	–
Equipment	55,156	17,405	4,622
Share Issuance Costs	373,537	243,054	419,880
Mineral property and related exploration expenditures	1,425,338	917,927	(197,576)
	3,011,869	1,796,270	1,276,594
Less: valuation allowances	(3,011,869)	(1,796,270)	(1,276,594)

Net future tax assets	$–	$–	$–

37    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

During the year ended April 30, 2006, the Company issued 4,000,000 common shares on a flow-through basis for gross proceeds of $4,000,000. The flow-through agreement requires the Company to renounce certain deductions for Canadian exploration expenditures incurred on the Company’s resource properties. Future income taxes of $1,508,120 on the exploration expenditures to be renounced to shareholders were applied against capital stock.

10. Subsequent Events

Subsequent to April 30, 2008, the Company:

  granted stock options to purchase 250,000 shares at $0.88 per share on or before May 23, 2013 and 50,000 stock options were cancelled.

  issued 20,000 common shares in relation to the Golden Promise option agreement.

  cancelled 2,500,000 stock options originally granted to insiders of the Company. On the same day, 2,850,000 stock options originally granted to non-insiders at $1.00 or higher were repriced to $0.87.

  entered into an agreement with Universal Uranium Ltd. ("Universal") under which Crosshair will acquire all of Universal's interest in its project in the CMB of Labrador. As consideration for Universal's interest in the Property, Crosshair will pay to Universal $500,000 and issue 10,000,000 common shares and 7,500,000 warrants. Each warrant will entitle Universal to pur- chase an additional common share in the capital of Crosshair at $1.00 per share for a period of three years from closing, subject to early expiry in the event that the average trading price of Crosshair's common shares exceeds $2.00 for a period of 20 days while the warrants are outstanding. The securities issued to Universal will be subject to escrow for two years following the Closing, to be released in equal tranches in three month in- tervals. Universal will grant Crosshair's management a voting proxy over any Crosshair shares it holds or acquires on exercise of the warrants. These escrow and voting provisions will expire if Universal distributes the securities to its shareholders. Universal will retain a 2% net smelter return royalty on its 60% interest in the Property, of which a 0.5% net smelter re- turn royalty may be purchased by Crosshair for $1,000,000. Crosshair will also purchase, by way of private placement, 4,444,444 units of Universal at a price of $0.45 per unit. Each unit will consist of one common share of Universal and one share purchase warrant entitling Crosshair to purchase an additional common share of Universal at a price of $0.65 each for a period of 24 months. Closing of the private placement is not conditional upon closing of the acquisition of the claims.

  announced a proposal to form a separate company, Gemini Metals Corp. ("Gemini"), to further explore its gold and volcanic-hosted massive sul- phide (VHMS) projects in Newfoundland, and an agreement with Paragon Minerals Corporation ("Paragon"), from which the Company acquired its interest in the Properties, whereby Paragon will contribute its retained in- terests in the Properties to Gemini in exchange for shares of Gemini, result- ing in 100% ownership by Gemini of the Properties. The Properties being acquired by Gemini comprise the Golden Promise Property, South Golden Promise Property and Victoria Lake Property. Crosshair has earned a 60% interest in both the South Golden Promise and Victoria Lake Properties and has the right to earn a 60% interest in the Golden Promise Property over a four year period expiring in May 2010.

11. Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, and payables, accrued liabilities and related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

12. Commitments and Contingencies

The Company has entered into operating lease agreements for its office premises in Vancouver and St. John’s. The annual commitments under these leases are: fiscal 2009 - $284,280; 2010 - $284,280 and 2011- $194,946.

13. Segmented Information

The Company operates in one reportable operating segment, being the acquisition, exploration and development of mineral properties in North Amer-ica. All of the Company’s mineral properties and equipment are in Canada.

14. Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP. Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("US GAAP") are described and quantified below.

CROSSHAIR EXPLORATION & MINING CORP.    38

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

14. Differences between Canadian and United States Generally Accepted Accounting Principles (cont’d)

Balance sheets

The impact of the differences between Canadian GAAP and United States GAAP on the balance sheets would be as follows:

	2008			2007
	Balance,		Balance,	Balance,		Balance,
	Canadian GAAP	Adjustments	US GAAP	Canadian GAAP	Adjustments	US GAAP
Assets:
Current assets	$14,690,398	$–	$14,690,398	$16,747,171	$–	$16,747,171
Equipment	507,883	–	507,883	366,080	–	366,080
Mineral properties	27,071,981	23,870,031	3,201,950	14,551,292	(12,474,517)	2,076,775
Total assets	$42,270,262	$23,870,031	$18,400,231	$31,664,543	$(12,474,517)	$19,190,026
Liabilities
Current liabilities	$1,302,566	$–	$1,302,566	$1,356,467	$–	$1,356,467
Future reclamation costs	172,238	–	172,238	–	–	–
Flow-through share liability	–	536,250	536,250	–	–	–
Shareholders’ equity
Capital stock	60,948,053	(536,250)	60,411,803	44,135,660	–	44,135,660
Contributed surplus	10,496,726	–	10,496,726	3,888,533	–	3,888,533
Deficit	(30,649,321)	(23,870,031)	(54,519,352)	(17,716,117)	(12,474,517)	(30,190,634)
Total liabilities and shareholders’ equity	$42,270,262	$(23,870,031)	$18,400,231	$31,664,543	$(12,474,517)	$19,190,026

Statements of operations

The impact of the differences between Canadian GAAP and United States GAAP on the statements of operations would be as follows:

	2008	2007	2006
Loss for the year under Canadian GAAP	$(12,933,204)	$(5,533,011)	$(2,175,473)
Adjustments:
Mineral property expenditures incurred during the year	(11,262,238)	(9,310,881)	(2,508,260)
Mineral properties written off during the year	–	–	1,325,707
Flow-through share premium (discount) paid in
excess of (below) market value	–	–	491,714
Future income tax recovery	–	–	(1,508,120)
Loss under US GAAP	$(24,195,442)	$(14,843,892)	$(4,374,432)
Weighted average number of common shares outstanding under US GAAP	72,997,081	62,293,444	46,983,232
Loss per share under US GAAP	$(0.33)	$(0.24)	$(0.09)

39    CROSSHAIR EXPLORATION & MINING CORP.

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

Statements of cash flows

The impact of the differences between Canadian GAAP and United States GAAP on the statements of cash flows would be as follows:

	2008	2007	2006
Net cash flows from operating activities
Under Canadian GAAP	$(5,501,079)	$(3,798,445)	$(1,950,263)
Mineral properties	(10,076,855)	(8,238,406)	(2,421,945)
Net cash used in operating activities under US GAAP	(15,577,934)	(12,036,851)	(4,372,208)
Net cash flows from financing activities
Under Canadian GAAP and US GAAP	15,310,838	12,926,385	13,834,710
Net cash flows used in investing activities
Under Canadian GAAP	(10,845,302)	(8,764,499)	(2,683,178)
Mineral properties	10,076,855	8,238,406	2,421,945
Net cash used in investing activities under US GAAP	(768,447)	(526,093)	(261,233)
Net increase in cash and cash equivalents during the year	(1,035,543)	363,441	9,201,269
Cash and cash equivalents, beginning the year	14,311,417	13,947,976	4,746,707
Cash and cash equivalents, end of year	$13,275,874	$14,311,417	$13,947,976

Mineral property interests and deferred exploration costs

In accordance with EITF 04-02, the Company classifies the costs of acquiring its mineral interests as tangible assets resulting in no difference between Canadian and US GAAP. Under US GAAP exploration costs on mineral properties, other than acquisition costs, prior to the establishment of proven or probable reserves are expensed as incurred. Under Canadian GAAP these costs may be deferred.

Under US GAAP, the Company performs evaluations of its investment in mineral properties to assess the recoverability and the residual value of its investments in these assets. All mineral properties are reviewed for impairment whenever events or circumstances change which indicates the carrying amount of an asset may not be recoverable, utilizing established guidelines based on undiscounted future net cash flows from the asset or upon the determination that certain exploration properties do not have sufficient potential for economic mineralization.

Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures (as de-fined under the Income Tax Act of Canada) and renounce the related income tax deductions to the investors. Under Canadian GAAP, flow-through shares are accounted for as part of the issuance of capital stock at the price paid for the shares, net of any future income tax liability. Under US GAAP, any difference between the market price of the Company's stock and the fair value of the flow-through shares must be recorded as a liability if a premium is paid by investors or as an asset if investors are purchasing the shares at a discount. The asset or liability is charged to income as the flow-through share proceeds are expended on qualifying expenditures.

During the year ended April 30, 2008, the Company issued 3,575,000 flow-through shares for total proceeds of $5,005,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $536,250 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $536,250 was recorded for the unexpended amount as of April 30, 2008. During the year ended April 30, 2006, the Company issued 4,000,000 flow-through shares for total proceeds of $4,000,000. As the market price of the Company’s stock was less than the fair value of the flow-through shares issued, a premium of $398,454 has been recorded for the expended cash on qualifying expenditures and a flow-through share liability of $401,546 was recorded for the unexpended amount as of April 30, 2006.

CROSSHAIR EXPLORATION & MINING CORP.    40

Notes to the Financial Statements
April 30, 2008 / Expressed in Canadian Dollars

14. Differences between Canadian and United States Generally Accepted Accounting Principles (cont’d)

Loss per share

Under both Canadian and United States generally accepted accounting principles basic loss per share is calculated using the weighted average number of common shares outstanding during the year.

Under United States generally accepted accounting principles, the weighted average number of common shares outstanding excludes any shares held in escrow for which the release is subject to certain performance conditions. The weighted average number of shares outstanding under United States generally accepted accounting principles for the years ended April 30, 2008, 2007 and 2006 were 72,997,081, 62,293,444, and 46,983,232, respectively.

New Accounting Standards

Effective May 1, 2007, the Company adopted the provisions of FASB Interpretation 48, Accounting for Uncertainty in Income Taxes ("FIN No. 48"). FIN No. 48 prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements. Additionally, FIN No. 48 provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. Under FIN No. 48, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold.

The adoption of FIN No. 48 did not have a cumulative effect on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other existing accounting pronouncements that require or permit fair value measurements. SFAS No. 157 does not require any new fair value measurements. However, the application of this statement may change the current practice for fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. However, in February 2008, the FASB issued a final Staff Position to allow filers to defer the effective date of SFAS No. 157 for one year for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The FASB Staff Position ("FSP") does not defer recognition and disclosure requirements for financial assets and financial liabilities or for nonfinancial assets and nonfinancial liabilities that are remeasured at least annually. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 155 ('SFAS No. 159"). SFAS No. 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations (revised—2007) ("SFAS No. 141(R)"). SFAS No. 141(R) is a revision to previously existing guidance on accounting for business combinations. The statement retains the fundamental concept of the purchase method of accounting, and introduces new requirements for the recognition and measurement of assets acquired, liabilities assumed and noncontrolling interests. SFAS No. 141(R) also requires acquisition-related transaction and restructuring costs to be expensed rather than treated as part of the cost of the acquisition. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the impact this statement will have on its financial position and results of operations and does not expect this statement to have a material impact on its financial position and results of operations.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("SFAS No. 160"). The Statement requires that noncontrolling interests be reported as stockholders equity, a change that will affect the Company's financial statement presentation of minority interests in its consolidated subsidiaries. The Statement also establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary as long as that ownership change does not result in deconsolidation. The statement is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact of SFAS No. 160 and does not expect this statement to have a material impact on its financial position and results of operations.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and requires entities to provide enhanced qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair values and amounts of gains and losses on derivative contracts, and disclosures about credit-risk-related contingent features in derivative agreements. This statement applies to all entities and all derivative instruments. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently evaluating the impact of SFAS No. 161 and does not expect this statement to have a material impact on its financial position and results of operations.

41    CROSSHAIR EXPLORATION & MINING CORP.

NI 43-101 Disclosure The Company’s exploration work on the Central Mineral Belt Uranium Project is supervised by J. Wayne Pickett, P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Vice President Exploration of the Company and a Qualified Person as defined in NI 43-101. Mr. Pickett has verified that the results presented in this document for the Central Mineral Belt Uranium Project have been accurately summarized from the official assay certificates provided to the Company. A QA/QC program has been implemented consisting of standard, blank and duplicate samples. To view the complete resource estimate for the Company’s C Zone, readers are directed to the NI 43-101 report entitled Technical Report on the Central Mineral Belt Uranium Project, Labrador, Canada dated September 9, 2007, as filed on SEDAR on September 10, 2007. This document can also be found on the Company’s website. The Company’s Newfoundland projects are supervised by David Copeland, M.Sc., P.Geo., a member of the Professional Engineers and Geoscientists of Newfoundland and Labrador, the Exploration Manager for Paragon Minerals Corporation and a Qualified Person as defined in NI 43-101. Mr. Copeland has verified that the results presented in this document for the Newfoundland projects have been accurately summarized from the official assay certificates provided to Paragon. To view the complete resource estimate for the Company’s Newfoundland properties, readers are directed to the NI 43-101 report entitled Technical Report for the Golden Promise, South Golden Promise and Victoria Lake Properties dated April 30, 2008, as filed on SEDAR on June 5, 2008. This document can also be found on the Company’s website.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this document may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company’s expected future business and financial performance, and often contain words such as “anticipate”, “believe”, “plan”, “estimate”, “expect”, and “intend”, statements that an action or event “may”, “might”, “could”, “should”, or “will” be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

CORPORATE INFORMATION

Directors	Head Office

Jay Sujir	1140 West Pender Street
Mark J. Morabito	Suite 1240
Geir L. Liland	Vancouver, BC V6E 4G1
Ian Smith	Phone: 604-681-8030
C. Stewart Wallis	Fax: 604-681-8039
David Ying Tat Lee	Toll Free: 1-866-683-8030
Leo Power
Chris Collingwood	Newfoundland Office
Derrick Gill
66 Kenmount Road
Officers	Suite 202
Kenmount Business Centre
Jay Sujir	St. John's, NL A1B 3V7
Non-executive Chairman
Phone: 709-745-7090
Mark J. Morabito	Fax: 709-745-7120
Chief Executive Officer

Paul Hosford	Auditors
President & Chief	Davidson & Company LLP
Operating Officer	Vancouver, BC

Douglas R. Brett
Chief Financial Officer	Transfer Agent

J. Wayne Pickett	Computershare
VP Exploration	Investor Services Inc.
Vancouver, BC
Julie Bolden
VP Corporate Affairs &	Legal Counsel
Corporate Secretary
Canada
Evelyn Cox	Anfield Sujir Kennedy & Durno
VP Corporate Development	Vancouver, BC

Annual General Meeting	Blake, Cassels & Graydon LLP
Vancouver, BC
Where:
Terminal City Club	US
837 West Hastings Street	Troutman Sanders LLP
Vancouver, BC	Virginia Beach, VA

When:
Monday, Sept. 15, 2008
at 10:00 a.m.

Investor Relations:
Jennifer Richards
investor@crosshairexploration.com

Share Capital: (as of April 30, 2008)

Issued and Outstanding Common Shares:	84,595,825
Outstanding Warrants:	9,389,000
Stock Options (fully vested):	4,860,500
Fully Diluted:	98,845,325

Stock Exchange Listings:

Toronto Stock Exchange Trading Symbol: CXX
American Stock Exchange Trading Symbol: CXZ

WWW.CROSSHAIREXPLORATION.COM

42

FOCUSED ON
TOMORROW'S
CLEAN ENERGY

**HEAD OFFICE:**

1140 West Pender St, Suite 1240
Vancouver, BC, Canada V6E 4G1

Phone: 604-681-8030
Fax: 604-681-8039
Toll Free: 1-866-683-8030

**WWW.CROSSHAIREXPLORATION.COM**

**TSX: CXX    AMEX: CXZ**

**INVESTOR RELATIONS:**

Jennifer Richards
Phone: 604-681-8030
investor@crosshairexploration.com

CROSSHAIR

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